SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    Form U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                 Filed under Section 33(a) of the Public Utility
               Holding Company Act of 1935, as amended (the "Act")



                    Energeticke Centrum Kladno, spol. s.r.o.

                        (NAME OF FOREIGN UTILITY COMPANY)

                         TECO Power Services Corporation
                            702 North Franklin Street
                              Tampa, Florida 33602

                      (NAME AND ADDRESS OF FILING COMPANY)

Communications regarding this Notice should be addressed to the following persons:

     Sheila M. McDevitt, Esq.                Judith A. Center, Esq.
     Vice President and General              Kathleen A. Foudy, Esq.
      Counsel                                Skadden, Arps, Slate, Meagher
     TECO Energy, Inc.                        & Flom LLP
     702 North Franklin Street               1440 New York Avenue, N.W.
     Tampa, Florida 33602                    Washington, D.C. 20005

                                     ITEM 1

          STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

          TECO Power Services Corporation, a Florida corporation ("TPS"), acting on behalf of Energeticke Centrum Kladno, spol. s.r.o., a limited liability company organized under the laws of the Czech Republic ("ECK"), hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that ECK is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the Act, and hereby claims for ECK the status of a FUCO under the Act.

          ECK does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light, or power) within the United States. Neither ECK nor any of its subsidiary companies is or will be a public utility operating in the United States.

          A Notification of FUCO status was previously filed on behalf of ECK on May 15, 1997.

NAME AND BUSINESS ADDRESS

                    Energeticke Centrum Kladno, spol. s.r.o.
                                  272 03 Kladno
                                 Dubska-Teplarna
                                 Czech Republic

DESCRIPTION OF FACILITIES

          ECK owns facilities in Kladno, Czech Republic, which are used for the generation and associated transmission and distribution of electric energy for sale. These facilities provide 54 MW of electrical generating capacity and consist of eight coal-fired boilers, two condensing extraction steam turbine-generator units, plus heating steam and process steam extraction; an associated transformer and switch gears; and facilities used to effect retail sales, including a transformer, switch gears, and cabling. ECK also owns facilities for the distribution of natural gas on the premises of the Poldi Industrial Complex, a group of businesses whose primary activity is manufacturing steel.

OWNERSHIP

          The ownership of ECK is as follows:

          (a) Nations Kladno II, B.V., a Netherlands company ("NKII"), owns a 26.7% equity interest in ECK. NKII is owned (i) fifty percent (50%) by TM ECK L.L.C., a Delaware limited liability company, and presently a wholly-owned subsidiary of Mosbacher Power Partners, L.P. ("MPP"), and
          (ii) fifty percent (50%) by Nations Energy Holland Holding B.V., a Netherlands company ("NEHH"). NEHH is a wholly-owned subsidiary of Nations Energy Corporation, a Florida corporation ("NEC"). NEC is an indirect wholly-owned subsidiary of UniSource Energy Corporation, an Arizona corporation, which is an exempt holding company under the Act. MPP will transfer its ownership interest in TM ECK to TM Power Ventures L.L.C., a Delaware limited liability company which is 50% owned by MPP and TPS. TPS is a wholly-owned subsidiary of TECO Energy, Inc., a Florida corporation ("TECO") which is an exempt holding company.

          (b) Kladno Power (No. 1) B.V., a Netherlands company and an indirect wholly-owned subsidiary of NRG Energy, Inc., a Delaware corporation ("NRG"), holds a 44.5% equity interest in ECK. NRG is an indirect, wholly-owned subsidiary of Northern States Power Company (Minnesota), a Minnesota corporation ("NSP") which is an exempt holding company.

          (c) El Paso ECK Holding Company, a Delaware corporation ("El Paso ECK"), owns 17.8% of ECK. El Paso ECK is a direct, wholly-owned subsidiary of El Paso Energy International Company, a Delaware corporation ("El Paso International"). El Paso International is a wholly-owned subsidiary of El Paso Energy Corporation, a Delaware corporation.

          (d) Stredoceska Energeticke a.s., a Czech joint-stock company, which is one of the eight Czech Republic government-owned regional electricity distribution companies and which operates in the Central Bohemia region of the Czech Republic, holds an 11% equity interest in ECK.

                                     ITEM 2

          STATE THE NAME OF ANY DOMESTIC ASSOCIATE UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

          NKII holds a 26.7% equity interest in ECK. NKII is owned (i) fifty percent (50%) by NEHH, which is a wholly-owned subsidiary of NEC, and (ii) 50% by TM ECK L.L.C. NEC is a direct wholly-owned subsidiary of UniSource, a public utility holding company which owns Tucson Electric Power Company ("Tucson Electric"), an Arizona corporation and a domestic public utility company. Thus, Tucson Electric is a domestic public utility company which is an associate company of ECK. No portion of the purchase price for ECK was paid by Tucson Electric, and there is no present or contemplated contractual relationship between ECK and Tucson Electric.

          TM ECK L.L.C. will be an indirect subsidiary of TPS, a subsidiary of TECO, a utility holding company which wholly owns Tampa Electric Company ("Tampa Electric"), a domestic public utility company. Thus, Tampa Electric is a domestic public utility company which is an associate company of ECK. No portion of the purchase price for ECK was paid by Tampa Electric, and there is no present or contemplated contractual relationship between ECK and Tampa Electric.

          Kladno Power, a wholly-owned subsidiary of NRG, holds a 26.5% equity interest in ECK. NRG is an indirect, wholly-owned subsidiary of NSP, a Minnesota corporation which is both a public utility company and an exempt public utility holding company. A wholly-owned subsidiary of NSP, Northern States Power Company (Wisconsin) ("NSPW"), also is a public utility company. Thus, NSP and NSPW are domestic public utility companies that are associate companies of ECK. No portion of the purchase price for ECK was paid buy NSP or NSPW, and there is no present or contemplated contractual relationship between ECK and NSP or NSPW.

                                    EXHIBIT A

          State certifications, as required under Section 33(a)(2) of the Act, have been received from the following state commissions:

          Arizona Corporation Commission
          Florida Public Service Commission
          Michigan Public Service Commission
          Minnesota Public Utilities Commission
          North Dakota Public Service Commission
          South Dakota Public Utilities Commission
          Wisconsin Public Service Commission

          The Florida Public Service Commission certification is attached hereto; the remaining certifications are attached to the Notification of FUCO Status filed on behalf of ECK on May 15, 1997 and are incorporated and attached by reference.

                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        TECO POWER SERVICES CORPORATION



                                        By: /s/ Richard E. Ludwig
                                            ------------------------------------
                                            Name: Richard E. Ludwig
                                            Title: President


Date:  March 24, 1999

                                                                      EXHIBIT A

           [Letterhead of State of Florida Public Service Commission]

JOE GARCIA                                          CAPITOL CIRCLE OFFICE CENTER
Chairman                                            2540 Shumard Oak Boulevard
                                                    Tallahassee, FL  32399-0855
                                                    (850) 413-6042


                                February 2, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC   20549

          Re: TECO Power Services Corporation, an Affiliate Of Tampa Electric Company - Request for Certification to the SEC Regarding Foreign Utility Company Investments
               ---------------------------------------------

Dear Commissioners:

          TECO Power Services Corporation (TPS), an affiliate of Tampa Electric Company, has advised us by letter dated January 5, 1999, from R.E. Ludwig to me (attached) that it requests certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (PUHCA), concerning various investment opportunities. In order to allow TPS to compete for or take advantage of investment opportunities in the international energy markets in a timely manner, TPS requests that the Florida Public Service Commission (Commission) provide a certification to the Securities and Exchange Commission
(SEC) which would allow TPS to obtain "foreign utility company" (FUCO) status for foreign utility investments without the need for separate certification for each investment.

          Tampa Electric Company is a domestic public utility subject to the jurisdiction of this Commission regarding retail rates, securities issuances, and certain other matters. Both Tampa Electric Company and TPS are wholly-owned subsidiaries of TECO Energy, Inc., an exempt public utility holding company under Section 3(a)(1) of PUHCA.

          In the January 5, 1999, letter, TECO Energy requests that certification would apply without investment-by-investment Commission review if certain criteria are met. By letter dated January 25, 1999, from Sheila McDevitt to Tim Devlin (attached), TPS agrees to the clarifications and modifications to the conditions proposed in TPS' letter to the Commission dated January 5, 1999. TECO Energy represents that no Tampa Electric Company (including Peoples Gas System) assets, resources, funds, or other valuable consideration are required, pledged, encumbered, liened, or are otherwise at risk in connection with TPS investments. In addition, TECO Energy agrees to the following:

Securities and Exchange Commission
Page 2
February 2, 1999

          1. The Commission will have complete access to TPS' books and records in English;

          2. TPS will file annual reports with the Commission describing TPS' direct and indirect ownership interests;

          3. TPS will file with this Commission the same reports it is required to file with the SEC;

          4. TPS will provide notice to the Commission along with a summary description of each investment at the time of making each investment;

          5. TPS' aggregate investments as reflected on its or its affiliates' books and records at any point in time will not exceed 50% of TECO Energy's consolidated retained earnings calculated as the average of the four (4) most recent quarterly periods in TECO Energy's Form 10- K or 10-Q, as applicable, filed with the SEC; and

          6. The annual reports filed with this Commission will show the percentage TPS' aggregate investment represent of TECO Energy's consolidated retained earnings as well as separated by category, i.e., FUCOs, EWGs (foreign and domestic), and other.

Finally, if a TPS investment does not meet the criteria set forth above, TECO Energy states that TPS will seek a specific certification from this Commission with respect to such investment. For these reasons, TECO Energy asserts that the investments contemplated under this certification will not adversely affect the interests of Tampa Electric Company's ratepayers.

          These assurances notwithstanding, it should be noted that Tampa Electric Company's equity ratio has been an ongoing concern. Investments made by affiliates in foreign utility companies in which the equity ratio is significantly less than the equity ratio maintained at the utility level may have an impact on Tampa Electric Company's financial profile. The Commission has the authority to make the necessary adjustments to insulate the utility.

          Based upon the foregoing representations and conditions, the Florida Public Service Commission certifies to the SEC that it has the authority and resources to protect Tampa Electric Company ratepayers with respect to the investments contemplated under this request for certification, directly or indirectly through its affiliates, and that this Commission intends to exercise its authority with respect to TPS' proposed investments. Further this certification is valid for three (3) years from the date of this letter at which time TPS can petition to have the certification renewed. Finally, it should be noted this Commission is authorized by Section 33(a)(2) to withdraw or revise its certification prospectively as to any future acquisitions should it deem such action necessary.

Securities and Exchange Commission
Page 3
February 2, 1999

                                        Sincerely



                                        /s/ Joe Garcia
                                        -------------------------------------
                                        Joe Garcia
                                        Chairman


JG:ALM
Attachments

cc:  All Commissioners
     William D. Talbott, Executive Director
     Dr. Mary Bane, Deputy Executive Director
     Robert D. Vandiver, General Counsel
     TECO Power Services Corporation
     TECO Energy, Inc.

                        [Letterhead of TECO Energy, Inc.]

                                January 25, 1999

Timothy J. Devlin
Director, Division of Auditing and Financial Analysis
Florida Public Service Commission
2540 Shumard Oak Boulevard
Tallahassee, Florida 32399-0850

          Re:  TECO Power Services Corporation's FUCO Status Request

Dear Mr. Devlin:

          This letter confirms our recent discussions in which TECO Power Services Corporation ("TPS") agreed to your suggested clarifications and modifications to the conditions for the Commissions' blanket certification to the SEC which deviate from those conditions proposed in TPS's letter to the Commission dated January 5, 1999 (the "Letter"). Specifically, those clarifications and modifications to which TPS agrees are: (i) clarifying that TPS's books and records to which the Commission has access as referred to in paragraph 3 of the Letter be in English; (ii) requiring that the annual reports to be filed with the Commission as identified in paragraph 4 of the Letter include the same reports TPS files with the SEC and also include the percentage of its investments as related to TECO Energy's consolidated retained earnings identified by category, such as FUCO's, EWG's (foreign and domestic), and others; (iii) that the aggregate investments being measured shall include foreign utility companies, domestic as well as foreign EWG's, QF's and other electric utility businesses; and (iv) that the certification to the SEC granted by the Commission will be valid for a period of three (3) years from the date of issuance, at which time TPS may seek renewal.

          This is my understanding of the matters that we discussed and to which we agreed. If this requires further clarification or discussion, please contact me directly at (813) 228-1804.

                                        Sincerely,



                                        /s/ Sheila M. McDevitt
                                        ----------------------------------------
                                            Sheila M. McDevitt
                                            Vice President and General Counsel

SMM:at